BIOSTEM U.S. CORPORATION
1266 Turner Street
Clearwater, FL 33756
(727) 446-5000

November 14, 2011

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Biostem U.S. Corporation Amendment No. 1 to Form 10 Filed October 18, 2011 File No. 000-54490

Dear Mr. Spirgel:

We hereby respond to the comments of the Staff of the Division of Corporation Finance, dated September 26, 2011, with respect to the above-referenced filing. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments. In response to some of the comments, the Company intends to file an amendment to its above-reference Form 10 to clarify or modify prior disclosures. The Company proposes to file this amendment promptly upon review of the proposals contained herein with the Staff.

Business, page 1

1. We note your statement on page two that you have been informed that the “Biostem Method” can most effectively be protected with confidentiality and other appropriate agreements (instead of registering trademarks or patents). Please revise your filing to clarify whether you have entered into confidentiality or other similar agreements with each of your suppliers and other parties who have had access to your protocols and procedures. If you do not have such protection, revise your filing to include risk factor disclosure about the relevant risks.

In response to the Staff’s comment, we have revised our disclosure to clarify that the Company has entered into confidentiality or other similar agreements with each of its material suppliers and the other parties who, to its knowledge, have had access to its protocols and procedures, and that it intends to continue to enter into such agreements when appropriate and necessary to protect its confidential information.

2. We note your response to comment 10 from our letter dated September 26, 2011 and your explanation for why you cannot receive patent protection for your process. However, your website indicates that you have “developed and patented [your] "laser enhanced" surgical procedure that is available only at Biostem affiliated centers” (http://www.biostem.us/frequently-asked-questions#procedure). Please revise or advise.

In response to the Staff’s comment, we have removed all references to any “patented” procedures from our website.

3. We note your disclosure on pages two and nine that you have “written protocols” for the use of nano-technology in hair transplant procedures as well as with respect to the use of autologous platelet rich plasma containing stem cells for joint and ligament repair. Please disclose who wrote these protocols and how you intend to use them once they have been reviewed by medical professionals.

In response to the Staff’s comment, we have modified our disclosure to clarify our disclosure regarding these additional, potential technologies/applications and the stage of their development.

4. We note your statement on page five that most states prohibit corporations that are not owned by medical professionals from providing medical services and procedures, as well as your statement that most states prohibit “fee-splitting” by medical professionals with any other party. Please explain how your business will comply with these health care regulations. Your disclosure should address the disclosure on page two that you intend to provide your affiliated medical providers with “paid support staff necessary to assist with the medical procedures.” See Item 101(h)(4) of Regulation S-K.

In response to the Staff’s comment, we have modified our disclosure to explain that the Company intends to comply with all health care regulations on a state-by-state basis, with the assistance of health care counsel, making sure to structure its financial and business arrangements with medical providers in each state in which the Company operates in a manner that complies with that state’s regulations. Without limiting the forgoing, the Company will only provide such services and support, including paid support staff to assist with medical procedures, if allowed by the rules and regulations of such state.

5. We note your response to comment 27 from our letter dated September 26, 2011, indicating that you are not in a position to address the FDA and other regulatory approvals under which Dr. Markou operates. However, your webpage for “Stem Cell Hair Therapy” at http://www.biostem.us/treatments states the following: “Stem Cell Therapy with platelet rich plasma (PRP) uses the body's own cells to target your hair restoration needs. FDA cleared for soft tissue injection, Biostem's research team is actively involved in applying PRP technology to hair restoration.” Therefore please tell us, as previously requested, the nature of the FDA and other regulatory approvals under which you and Dr. Markou operate. See Item 101(h)(4) of Regulation S-K. In addition, identify the members of your “research team” as referenced on your website and tell us whether they and/or Dr. Markou are conducting clinical trials and if so whether such trials comply with FDA and other regulatory guidelines.

In response to the Staff’s comment, we have removed the reference to “FDA cleared” and “research team” from out website and revised our disclosure to clarify that: (1) the Biostem Method did not require FDA approval and that the Company does not intend to license to medical affiliates, or to develop or otherwise pursue, any products or services that require FDA approval, (2) we are not currently undertaking any clinical trials and (3) we do not believe that Dr. Markou (or any other medical provider) requires FDA approval to undertake any hair transplant using the Biostem Method.

Risk Factors, page 3

6. We note your response to comment three from our letter dated September 26, 2011. Please include a risk factor addressing the suspension of your hair transplant marketing efforts as well as your expectation that the resulting reduction in sales is going to have a material adverse impact on revenues and your ability to continue as a going concern, as discussed on page 10.

In response to the Staff’s comment, we have revised our risk factors to address the suspension of our hair transplant marketing efforts as well as our expectation that the resulting reduction in sales is going to have a material adverse impact on revenues and our ability to continue as a going concern.

7. We note your response to comment 11 from our letter dated September 26, 2011. Please revise your registration statement to include a risk factor addressing the risks associated with conflicts of interest Mr. Satino may have as a result of his role as president of a hair replacement company. In addition, tell us, with a view to disclosure, why you no longer believe the obligations Messrs. Brunoehler and Satino have as a result of their duties as presidents of other business entities will not have a material impact on the company.

In response to the Staff’s comment, we supplementally advise the Staff that while Mr. Brunoehler is CEO of Global Corporate Development, LLC, his duties at Global are very limited and do not prevent him from devoting substantially all of his business time and efforts to the Company. Further, Global’s business (business and sales consulting regarding the sale of lab equipment) does not conflict or overlap with the Company’s business. With regard to Mr. Satino, we have revised our registration statement to include a risk factor that addresses  his role as president of another hair replacement company and the potential conflict this may create in the future.

Plan of Operation, page 8

8. We note your response to comment 22 from our letter dated September 26, 2011 as well as your statements on pages three and nine that over the next 12 months you anticipate that you will require approximately $2 million to achieve your business plans and objectives. However, on page 10 you indicate that you will require approximately $1.5 million over the next 12 months. Please reconcile these statements.

In response to the Staff’s comment, we have revised our disclosure on page 10 to increase the $1.5 million to $2 million to conform with our other disclosures.

Management’s Discussion and Analysis…, page 8

9. We note your statement on page two that you are negotiating the acquisition of a non- U.S. healthcare company in the stem cell sciences business. We also note your disclosure on page nine that you have “nearly depleted” your cash. Please disclose how you intend to finance any such acquisition.

In response to the Staff’s comment, we have revised our disclosure to state that the Company will need to obtain additional financing to complete the acquisition and achieves its business objectives, that it currently is pursuing certain private financing opportunities, but that there can be no assurance that it will be able to obtain the necessary financing on terms acceptable to the Company or at all.

Results of Operations, page 10

10. We note your response to comment 21, and also that your common stock has traded in a range of $0.06 to $4.00 per share during the last four months. Given this volatility in the trading price of your common stock it appears as though the 1,000,000 restricted common shares, to be issued as consideration under a consulting agreement disclosed in the first paragraph of page nine of your August 31, 2011 Form10-Q, could have a material impact on your future results of operations. Please revise as previously requested in comment 21. Describe any such known trends or uncertainties that will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, as required by Item 303(a)(3)(ii) of Regulation S-K. Otherwise tell us why the issuance of such stock compensation will not have a material impact on future results. If material, disclose how you are accounting for these shares in the notes to your financial statements.

In response to the Staff’s comment, we have revised our disclosure under the heading “Result of Operations,” to clearly state when and how the shares issued to the Company’s consultant will vest and how they will be accounted for, and to disclose the material impact they could have on the Company’s net income.

Exhibit 99.1, Form 10-K for the Fiscal Year Ended February 28, 2011

Financial Statements

Note 7 – Change in Control, page F-10

11. We note your response to comment 27 appears to be inconsistent with disclosure in the last paragraph of page one of Amendment No. 1 to Form 10A stating that Biostem U.S. Corporation has been providing hair transplants in Clearwater, Florida. Moreover, it appears from your webpage at http://www.biostem.us/treatments that you do indeed market and provide such services and that you market these hair transplant treatments to the same customer base as Dr. Markou. We also note the continuity of Biostem Method business operations as a sole source of your revenues under Dr. Markou’s (your then controlling party) management before and after the May 2010 acquisition transaction. Please clarify your response to comment 27 and tell us how you addressed the criteria of Rule 11-01(d) of Regulation S-X in your consideration of whether the May 2010 asset purchase represented a business acquisition for which financial information is required pursuant to Rules 3-05 of Regulation S-X.

In response to the Staff’s comment, we have revised our disclosure to delete the reference to the Company “providing hair transplants” and to clarify that: (1) the Company does not provide hair transplants or practice medicine or manage Dr. Markou’s practice, but instead licenses the Biostem Method and name to Dr. Markou and provides marketing (including radio, television and internet campaigns) relating the Biostem Method to help drive patients to Dr. Markou’s practice, and (2) all hair transplants and related procedures are provided by Dr. Markou (or other medical professionals under his supervisions), through his clinic and under his supervision, and to his patients. The Company has also further modified its website to make this clear to readers of the website.

With regard to the criteria of Rule 11-01(d) of Regulation S-X in our consideration of whether the May 2010 asset purchase represented a business acquisition for which financial information is required pursuant to Rules 3-05 of Regulation S-X, we supplementally advise the staff the following:

In evaluating whether a lesser component is a business, S-X 11-01(d) requires registrants to consider the following:

• Will the nature of the revenue producing activity generally remain the same?

Response: No, firstly, Dr. Markou’s revenues come from the many medical consultations and procedures he conducts at his clinic, which include many procedures in addition to the Biostem Method purchased by the Company. Dr. Markou continues to provide all of those consultations and procedures at his clinic. Furthermore, the revenue producing activity the Company intended to pursue at acquisition and is currently pursuing is revenue generated from licensing and marketing the Biostem Method to medical providers. Dr. Markou is the only current provider but that was not and is not the Company’s intention. The intention was and is to expand the licensing to other providers and for the Company to earn revenue from the licensing and marketing, not the procedures themselves. The Company also hopes to expand the procedures, protocols and other intellectual property licensed to medical affiliates beyond those purchased from Biostem U.S. LLC, and to develop, market and sell other health supplements directly through its website. We did not intend and do not intend to perform (and, in fact, would be legally prohibited from performing) medical procedures on patients, which is what Dr. Markou’s revenue generating activity was and remains.

• Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition?

Response: Thus far, the facilities, medical personnel providing the procedures and the patient base have stayed the same, but not because the Company owns them and intends to use them to generate revenue. They have stayed the same since we licensed back the Biostem Method procedures, protocol and tradename purchased from Biostem U.S. LLC to Dr. Markou, who continues to run his practice, which he did not sell us, at the same location (which he owns) and with his personnel. The operating rights have changed since Dr. Markou no longer owns the rights to the Biostem Method, but instead licenses them from the Company, pursuant to a medical affiliate agreement, for a license fee. Further, the sales/marketing arrangement also has changed. To our knowledge, while Dr. Markou may have undertaken some direct marketing, he primarily used third parties to market his practice. Now, at least with regard to the Biostem Method, it is the Company that undertakes this marketing and charges a marketing fee to Dr. Markou. Finally, while Dr. Markou is the Company’s only current medical affiliate, the Company purchased the Biostem Methods with the desire to license them not only to Dr. Markou but to other providers that will have their own facilities, employees, etc.

12. Refer to the seventh paragraph of page 10, which appears to indicate that you foresee the need to use much of the $1,500,000 of estimated capital resources you will need for your operations during the next twelve months “to improve current procedures and protocols. With a view to improved disclosure, tell us why your protocols need to be improved. Describe for us how you intend to improve them. Specifically address the Biostem Method protocols acquired from Dr. Markou in your response.

We supplementally advise the Staff that while the Biostem Method, in the form acquired by the Company, is effective and has achieved positive results in hair transplants, after further study by the Company’s current management, the Company has concluded that it is unlikely that it would be able to patent the current Biostem Method protocols and procedures. In simplest terms, the current Biostem Method is a unique arrangement and conglomeration of several discrete procedures (such as the use of low-level laser treatments or PRP injections to the affected scalp area), but no individual procedure is novel and each has separately previously been used in the hair transplants. As a result, the Company does not believe it can patent the Biostem Method in its current form and may not be able to prevent others from using the same or similar protocols and procedures for hair transplants. In such a case, the Company’s ability to develop a significant network of medical affiliates and its ability to charge those affiliates appropriate marketing and licensing fees, could be materially negatively impacted. As such, the Company is pursuing additional protocols and procedures that could be incorporated into the Biostem Method that would not only continue to improve its effectiveness in hair transplants, but that also would make it unique and exclusive the Company, thus allowing it to patent and protect its proprietary property. Until such time, the Company has chosen to suspend its marketing efforts and its efforts to expand its medical affiliate network. We have revised our disclosure in several portions of our registration statement to clarify the forgoing.

Exhibit 99.2, Form 10-Q for the Fiscal Quarter Ended August 31, 2011

Item 4: Controls and Procedures, page 12

13. Please revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and as of the end of the period covered by this Form 10-Q as required by Item 307 of Regulation S-K.

In response to the Staff’s comment, the Company has amended its form 10-Q for the Fiscal Quarter Ended August 31, 2011 to disclose the conclusions of its principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of our disclosure controls and as of the end of the period covered by this Form 10-Q as required by Item 307 of Regulation S-K.

In responding to the forgoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please call me at the number set forth above.

Very truly yours, Biostem U.S. Corporation

/s/ Dwight Brunoehler
Dwight Brunoehler, Chief Executive Officer